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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER
0000803164

CUSIP NUMBER
NOTIFICATION OF LATE FILING	170386106

(Check one):	[_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form 10-D [_] Form N-CEN [_] Form N-CSR

For Period Ended: June 30, 2020____________________
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q

For the Transition Period Ended: ____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ChoiceOne Financial Services, Inc.
Full Name of Registrant

1st Community Bancorp Inc.
Former Name if Applicable

109 East Division Street
Address of Principal Executive Office (Street and Number)

Sparta, Michigan 49345
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

ChoiceOne Financial Services, Inc. (the “Corporation”) was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2020 within the prescribed time period because the Corporation requires additional time to work with its auditors and legal counsel to prepare and finalize the Form 10-Q and to prepare and finalize the XBRL (eXtensible Business Reporting Language) Interactive Data Files for the financial statements and notes. The Corporation anticipates that it will file the Form 10-Q no later than the fifth calendar day following the prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas L. Lampen	616	887-7366
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] NO [_]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] NO [_]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 1, 2019, the Corporation completed its merger with County Bank Corp. As a result, the financial statements as of and for the quarter ended June 30, 2020 will reflect the combined financial condition and operating results of the two organizations since the completion date of the merger.

On July 28, 2020, the Corporation reported net income of $4.4 billion for the quarter ended June 30, 2020, compared to $1.5 billion for the quarter ended June 30, 2019. The Corporation also reported total assets of $1.5 billion as of June 30, 2020, compared to total assets of $658.5 million as of June 30, 2019.

ChoiceOne Financial Services, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 10, 2020	By: /s/	Thomas L. Lampen
		Name:	Thomas L. Lampen
		Title:	Senior Vice President, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).